Exhibit 8.1

List of significant subsidiaries

Significant subsidiaries

The following table shows significant subsidiaries of Woodside Energy Group Ltd as of 31 December 2023.

Subsidiary	Jurisdiction
Woodside Energy Ltd	Australia
Woodside Finance Limited	Australia
Woodside Energy Julimar Pty Ltd	Australia
Woodside Burrup Pty Ltd	Australia
Burrup Facilities Company Pty Ltd	Australia
Woodside Energy Holdings (UK) Pty Ltd	Australia
Woodside Energy Trading Singapore Pte Ltd	Singapore
Woodside Energy Global Holdings Pty Ltd	Australia
Woodside Energy (North West Shelf) Pty Ltd	Australia
Woodside Energy Holdings LLC	United States of America
Woodside Energy USA Operations Inc.	United States of America
Woodside Energy Resources Inc.	United States of America
Woodside Energy Holdings (Resources) Inc.	United States of America
Woodside Energy (Deepwater) Inc.	United States of America